Filed by Forestar Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Forestar Group Inc.

Commission File No. 001-33662

The letter below was distributed on June 29, 2017 to employees of Forestar Group Inc. (“Forestar”) on behalf of Phillip G. Weber, Chief Executive Officer of Forestar.

Good morning,

I am pleased to let you know that Forestar announced today that we have entered into a definitive merger agreement with D.R. Horton, the largest homebuilder in the United States, under which D.R. Horton will acquire approximately 75% of Forestar’s common stock. We also announced that we terminated our merger agreement with Starwood Capital Group. To learn more, read this morning’s press releases.

This is an exciting opportunity for Forestar, positioning us to become a leading land developer with national scale and significant growth potential through our strategic relationship with D.R. Horton. We also expect it to create tremendous growth opportunities for the Forestar team. We will continue to operate as a publicly-traded company, with D.R. Horton as the majority stockholder. We anticipate that the transaction will close in the calendar fourth quarter of 2017, subject to the approval of our shareholders and other customary closing conditions.  We will keep you updated as we have more information to share.

In the meantime, it is very important that Forestar and D. R. Horton continue to operate as separate companies.  Please do not reach out to D.R. Horton employees at this time. We also ask that you avoid commenting on this transaction and refer any media or other inquiries to Chuck Jehl, 512-433-5229, chuckjehl@forestargroup.com.

Thank you for all of your efforts in helping Forestar achieve this next chapter in the company’s growth and success.

All the best,

Phil Weber

Forward-Looking Statements

Portions of this document may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Although Forestar believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to Forestar on the date of this document. Neither D.R. Horton nor Forestar undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Some forward-looking statements discuss D.R. Horton’s and Forestar’s plans, strategies and intentions.  They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.”  In addition, these words may use the positive or negative or other variations of those terms.  Forward-looking statements in this document include, but are not limited to, statements regarding the expected effects on D.R. Horton and Forestar of the proposed Merger, and Master Supply Agreement, the anticipated timing and benefits of the Merger and related transactions, including future financial and operating results, and D.R. Horton’s and Forestar’s plans, objectives, expectations and intentions. Forward-looking statements also include all other statements in this document that are not historical facts.

Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: Forestar’s ability to obtain requisite approval from its stockholders, D.R. Horton’s and Forestar’s ability to satisfy the conditions to closing of the proposed Merger; other risks related to the completion of the proposed Merger and actions related thereto; there may be a material adverse change of Forestar or the business of Forestar may suffer as a result of uncertainty surrounding the transaction; the transaction may involve unexpected costs, liabilities or delays; legal proceedings may be initiated related to the transaction; changes in federal or state laws or regulation may occur; the cyclical nature of the homebuilding industry and changes in economic, real estate and other conditions; constriction of the credit markets, which could limit D.R. Horton’s and Forestar’s ability to access capital and increase their respective costs of capital; reductions in the availability of mortgage financing provided by government agencies, changes in government financing programs, a decrease in D.R. Horton’s ability to sell mortgage loans on attractive terms or an increase in mortgage interest rates; the risks associated with Forestar’s and D.R. Horton’s land and lot inventory; home warranty and construction defect claims; the effects of a health and safety incident; the effects of negative publicity; supply shortages and other risks of acquiring land, building materials and skilled labor; the impact of an inflationary, deflationary or higher interest rate environment; reductions in the availability of performance bonds; increases in the costs of owning a home; the effects of governmental regulations and environmental matters on our homebuilding operations; the effects of governmental regulations on our financial services operations; our significant debt and our ability to comply with related debt covenants, restrictions and limitations; competitive conditions within the homebuilding and financial services industries; D.R. Horton’s and Forestar’s ability to execute our growth strategies, acquisitions or investments successfully; the effects of the loss of key personnel; and information technology failures and data security breaches.  Additional information about issues that could lead to material changes in performance is contained in D.R. Horton’s and Forestar’s respective annual reports on Form 10-K and their respective most recent quarterly reports on Form 10-Q, all of which are filed with the Securities and Exchange Commission (the “SEC”). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Additional Information

In connection with the completion of D.R. Horton’s proposed transaction with Forestar, Forestar will file a registration statement with the SEC on Form S-4 that will include a proxy statement/prospectus to be distributed to Forestar stockholders.  Forestar will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed Merger.  SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, proxy statement/prospectus and other relevant documents will be available at no cost at the SEC’s website at http://www.sec.gov.  Investors may also obtain Forestar’s SEC filings in connection with the transaction, free of charge, from Forestar’s Web site (www.forestargroup.com) under the link “Investor Relations” and then under the link “Financial and SEC Reporting” and then under the tab “SEC Filings,” or by directing a request to Forestar, Charles D. Jehl, Chief Financial Officer.

D.R. Horton, Forestar and their respective directors and certain of their executive officers may be deemed to be participants in any solicitation in connection with the proposed Merger.  Information regarding D.R. Horton’s directors and executive officers is available in D.R. Horton’s proxy statement for the 2017 Annual Meeting of Stockholders, filed with the SEC on December 9, 2016.  Information regarding Forestar’s directors and executive officers is available in Forestar’s proxy statement for the 2017 Annual Meeting of Stockholders, filed with the SEC on March 28, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding D.R. Horton and Forestar participants in any proxy solicitation in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.